UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2010.
Commission File No. 333-08880
MEXICAN SATELLITES, a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
SATÉLITES MEXICANOS, S.A. DE C.V.
Paseo de la Reforma No. 222, Piso 20 y 21
Col. Juárez
06600, México, D.F.
Mexico
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On May 7, 2010, Satélites Mexicanos, S.A. de C.V., a Sociedad Anónima de Capital Variable (“Satmex”), announced that it had entered into a definitive construction agreement (the “Agreement”) with Space Systems/Loral, Inc. (“SS/L”) for the design and construction of a new, 64 transponder, C- and Ku- band satellite, Satmex 8, to replace Satmex’s existing Satmex 5 satellite. Satmex also announced that it had obtained waivers of certain covenants under the indentures governing its First Priority Senior Secured Notes due 2011 (the “First Priority Notes”) and Second Priority Senior Secured Notes due 2013 (the “Second Priority Notes”) from the holders of a majority of each of the First Priority Notes and the Second Priority Notes (the “Waiver”).
The Waiver allowed Satmex to enter into the Agreement with SS/L and a satellite launch agreement for Satmex 8, and to make up to U.S.$100,000,000 of cash payments in connection therewith. In connection with the Waiver, Satmex agreed to an increase in the interest rate payable on the First Priority Notes from LIBOR plus 8.75% to LIBOR plus 9.25%, with further potential increases upon the occurrence of certain events, including the failure by Satmex to enter into an agreement for the sale of all or substantially all of its assets or capital stock prior to May 30, 2010. As of May 30, 2010, Satmex had not entered into such an agreement, and Satmex is not currently engaged in active negotiations with respect to any such sale. Therefore, as of May 30, 2010 the interest rate on Satmex’s First Priority Notes increased to 10.50%, plus the greater of (x) LIBOR and (y) 1.50%. Based upon the LIBOR rate currently in effect for the First Priority Notes, the effective interest rate on the First Priority Notes for the period beginning on May 30, 2010 and ending on June 30, 2010 is 12%. In connection with the interest rate increase on the First Priority Notes, Satmex made a payment on Wednesday, June 2, 2010 in the amount of $374,408.58, to the holders of the First Priority Notes.
A copy of a press release with respect to this matter is attached hereto as Exhibit 99.1.
Exhibit 99.1     Press Release of Satélites Mexicanos, S.A. de C.V., dated June 2, 2010

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 2, 2010

Satélites Mexicanos, S.A. de C.V. (Registrant)
By:	/s/ Pablo Manzur y Bernabéu
	Name:	Pablo Manzur y Bernabéu
	Title:	General Counsel

EXHIBIT INDEX

Exhibit Number	Document
99.1	Press Release of Satélites Mexicanos, S.A. de C.V., dated June 2, 2010